SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 8)

Diebold, Incorporated
(Name of Issuer)

Common Stock
(Title of Class of Securities)

                                                                                                   ________253651103_________
(CUSIP Number)

David Goldman
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________ November 12, 2013________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

CUSIP No.  253651103
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e) X
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 1,260,700 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 1,260,700 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,260,700 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 1.97%
14	Type of reporting person (SEE INSTRUCTIONS) IA

CUSIP No. 253651103
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 4,032,091 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 4,237,691 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 4,237,691 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 6.64%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No.  253651103
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Securities, Inc. I.D. No. 13-3379374
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Client funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 35,300 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 35,300 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 35,300 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.06%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO, IA

CUSIP No.  253651103
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG Associates, Inc. I.D. No. 06-1304269
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Connecticut
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 6,500 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 6,500 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 6,500 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.01%
14	Type of reporting person (SEE INSTRUCTIONS) CO

CUSIP No.  253651103
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Foundation, Inc. I.D. No. 94-2975159
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization NV
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 5,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 5,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 5,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.01%
14	Type of reporting person (SEE INSTRUCTIONS) 00-Private Foundation

CUSIP No. 253651103
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG-IV Limited Partnership I.D. No. 13-3191826
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 5,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 5,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 5,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.01%
14	Type of reporting person (SEE INSTRUCTIONS) PN

CUSIP No. 253651103
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Wyoming
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 28,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 28,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 28,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.04%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 253651103
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 1,900 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 1,900 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,900 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 253651103
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Funds of a Private Entity
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 78,400 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 78,400 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 78,400 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.12%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1.                                        Security and Issuer
This Amendment No. 8 to Schedule 13D on the Common Stock of Diebold, Incorporated (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D"), which was originally filed on April 10, 2008.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 2.                                        Identity and Background
Item 2 to Schedule 13D is amended, in pertinent part, as follows:
This statement is being filed by Mario J. Gabelli ("Mario Gabelli") and various entities which he directly or indirectly controls or for which he acts as chief investment officer.  These entities engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner or the equivalent of various private investment partnerships or private funds.  Certain of these entities may also make investments for their own accounts.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  ("GGCP"), GGCP Holdings LLC ("GGCP Holdings"), GAMCO Investors, Inc. ("GBL"), Gabelli Funds, LLC ("Gabelli Funds"), GAMCO Asset Management Inc. ("GAMCO"), Teton Advisors, Inc. ("Teton Advisors"), Gabelli Securities, Inc. ("GSI"), G.research, Inc. ("G.research"), MJG Associates, Inc. ("MJG Associates"), Gabelli Foundation, Inc. ("Foundation"), MJG-IV Limited Partnership ("MJG-IV"), and Mario Gabelli.  Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the "Reporting Persons".
GGCP makes investments for its own account and is the manager and a member of GGCP Holdings which is the controlling shareholder of GBL.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including those named below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act").  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GSI, a majority-owned subsidiary of GBL, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts.  As a part of its business, GSI may purchase or sell securities for its own account.  GSI is a general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, L.P., Gabelli Associates Fund II, L.P., Gabelli Associates Limited, Gabelli Associates Limited II E, ALCE Partners, L.P., Gabelli Capital Structure Arbitrage Fund LP, Gabelli Capital Structure Arbitrage Fund Limited, Gabelli Intermediate Credit Fund L.P., Gabelli Japanese Value Partners L.P., GAMA Select Energy + L.P., GAMCO Medical Opportunities L.P., GAMCO Long/Short Equity Fund, L.P., Gabelli Multimedia Partners, L.P, Gabelli International Gold Fund Limited and Gabelli Green Long/Short Fund, L.P.
G.research, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended ("1934 Act"), which as a part of its business regularly purchases and sells securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which provides advisory services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The GAMCO Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The GAMCO Global Telecommunications Fund, The Gabelli Gold Fund, Inc., The Gabelli Multimedia Trust Inc., The Gabelli Global Rising Income & Dividend Fund, The Gabelli Capital Asset Fund, The GAMCO International Growth Fund, Inc., The GAMCO Global Growth Fund, The Gabelli Utility Trust, The GAMCO Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli Dividend Growth Fund, The GAMCO Mathers Fund, The Gabelli Focus Five Fund, The Comstock Capital Value Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The GAMCO Global Gold, Natural Resources, & Income Trust by Gabelli, The GAMCO Natural Resources Gold & Income Trust by Gabelli, The GDL Fund, Gabelli Enterprise Mergers & Acquisitions Fund, The Gabelli SRI Fund, Inc., and The Gabelli Healthcare & Wellness Rx Trust, (collectively, the "Funds"), which are registered investment companies.  Gabelli Funds is also the investment adviser to The GAMCO International SICAV (sub-funds GAMCO Stategic Value and GAMCO Merger Arbitrage), a UCITS III vehicle.
Teton Advisors, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The TETON Westwood Mighty Mitessm Fund, The TETON Westwood Income Fund, The TETON Westwood SmallCap Equity Fund, and The TETON Westwood Mid-Cap Equity Fund.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation.
Mario Gabelli is the controlling stockholder, Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL.  Mario Gabelli is also a member of GGCP Holdings. Mario Gabelli is the controlling shareholder of Teton.
                             MJG-IV is a family partnership in which Mario Gabelli is the general partner.  Mario Gabelli has less than a 100% interest in MJG-IV.  MJG-IV makes investments for its own account.  Mario Gabelli disclaims ownership of the securities held by MJG-IV beyond his pecuniary interest.
The Reporting Persons do not admit that they constitute a group.
GBL, GAMCO, and G.research are New York corporations and GSI and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.   GGCP Holdings is a Delaware limited liability corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(d) – Not applicable.
(e) – On April 24, 2008, Gabelli Funds settled an administrative proceeding with the Securities and Exchange Commission ("Commission") regarding frequent trading in shares of a mutual fund it advises, without admitting or denying the findings or allegations of the Commission.  The inquiry involved Gabelli Funds' treatment of one investor who had engaged in frequent trading in one fund (the prospectus of which did not at that time impose limits on frequent trading), and who had subsequently made an investment in a hedge fund managed by an affiliate of Gabelli Funds.  The investor was banned from the fund in August 2002, only after certain other investors were banned.  The principal terms of the settlement include an administrative cease and desist order from violating Section 206(2) of the Investment Advisers Act of 1940, Section 17(d) of the Investment Company Act of 1940 ("Company Act"), and Rule 17d-1 thereunder, and Section 12(d)(1)(B)(1) of the Company Act, and the payment of $11 million in disgorgement and prejudgment interest and $5 million in a civil monetary penalty.  Gabelli Funds was also required to retain an independent distribution consultant to develop a plan and oversee distribution to shareholders of the monies paid to the Commission, and to make certain other undertakings.
               On January 12, 2009, Gabelli Funds settled an administrative proceeding with the Commission without admitting or denying the findings or allegations of the Commission, regarding Section 19(a) of the Company Act and Rule 19a-1 thereunder by two closed-end funds.  Section 19(a) and Rule 19a-1 require registered investment companies, when making a distribution in the nature of a dividend from sources other than net investment income, to contemporaneously provide written statements to shareholders that adequately disclose the source or sources of such distribution.  While the two funds sent annual statements and provided other materials containing this information, the shareholders did not receive the notices required by Rule 19a-1 with any of the distributions that were made for 2002 and 2003.  As part of the settlement Gabelli Funds agreed to pay a civil monetary penalty of $450,000 and to cease and desist from causing violations of Section 19(a) and Rule 19a-1.  In connection with the settlement, the Commission noted the remedial actions previously undertaken by Gabelli Funds.
                          (f) – Reference is made to Schedule I hereto.

Item 3.                                        Source and Amount of Funds or Other Consideration
Item 3 to Schedule 13D is amended, in pertinent part, as follows:
The Reporting Persons used an aggregate of approximately $29,078,399 to purchase the Securities reported as beneficially owned in Item 5 since the most recent filing on Schedule 13D. GAMCO and Gabelli Funds used approximately $21,913,851 and $4,518,438, respectively, of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the additional Securities for such clients. GSI used approximately $1,034,205 of client funds to purchase the additional Securities reported by it.  Foundation used approximately $47,067 of private funds to purchase the additional Securities reported by it. Mario Gabelli used approximately $747,112 of funds of a private entity to purchase the additional Securities reported by it.  MJG Associates used approximately $60,540 of client funds to purchase the additional Securities reported by it.  GBL used approximately $55,786 of working capital to purchase the additional securities reported by it.  GGCP used approximately $701,400 of working capital to purchase the additional Securities reported by it.

Item 5.                                        Interest In Securities Of The Issuer
Item 5 to Schedule 13D is amended, in pertinent part, as follows:
(a) The aggregate number of Securities to which this Schedule 13D relates is 5,658,491 shares, representing 8.86% of the approximately 63,838,305 shares outstanding as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2013. The Reporting Persons beneficially own those Securities as follows:
Name	Shares of Common Stock	% of Class of Common
Gabelli Funds	1,260,700	1.97%
GAMCO	4,237,691	6.64%
GSI	35,300	0.06%
Foundation	5,000	0.01%
MJG-IV	5,000	0.01%
Mario Gabelli	78,400	0.12%
MJG Associates	6,500	0.01%
GGCP	28,000	0.04%
GBL	1,900	0.00%

Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons.  GSI is deemed to have beneficial ownership of the Securities owned beneficially by G.research.  GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 205,600 of its reported shares,  (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund's shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special  circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
(e) Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:            November 14, 2013

GGCP, INC.
MARIO J. GABELLI
MJG ASSOCIATES, INC.
GABELLI FOUNDATION, INC.
MJG-IV LIMITED PARTNERSHIP

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
     Attorney-in-Fact

GAMCO ASSET MANAGEMENT INC.
GAMCO INVESTORS, INC.
GABELLI SECURITIES, INC.
GABELLI FUNDS, LLC

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
                    President & Chief Operating Officer – GAMCO Investors, Inc.
                                                                                                    President – GAMCO Asset Management Inc.
    President – Gabelli Securities, Inc.
                                                                                                                                                 President & Chief Operating Officer of the sole member of
Gabelli Funds, LLC

                  Schedule I
                               Information with Respect to Executive
                        Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, Gabelli Securities, Inc., G.research, Inc., Teton Advisors, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

GGCP, Inc. Directors:
Mario J. Gabelli	Chief Executive Officer of GGCP, Inc., and Chairman & Chief Executive Officer of GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.
Marc J. Gabelli	Chairman of The LGL Group, Inc. 2525 Shader Road Orlando, FL 32804
Matthew R. Gabelli	Vice President – Trading G.research, Inc. One Corporate Center Rye, NY 10580
Charles C. Baum	Secretary & Treasurer United Holdings Co., Inc. 2545 Wilkens Avenue Baltimore, MD 21223
Fredric V. Salerno	Chairman; Former Vice Chairman and Chief Financial Officer Verizon Communications

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Marc J. Gabelli	President
Silvio A. Berni	Vice President, Assistant Secretary and Controller

GGCP Holdings LLC Members: GGCP, Inc. Mario J. Gabelli	Manager and Member Member

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Raymond C. Avansino Richard L. Bready

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman & Chief Executive Officer
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

Former Chairman and Chief Executive Officer
Nortek, Inc.
50 Kennedy Plaza
Providence, RI 02903

Mario J. Gabelli Elisa M. Wilson	See above Director c/o GAMCO Investors, Inc. One Corporate Center Rye, NY 10580

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc. 4 Irving Place New York, NY 10003
Robert S. Prather	Former President & Chief Operating Officer Gray Television, Inc. 4370 Peachtree Road, NE Atlanta, GA 30319
Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Douglas R. Jamieson Henry G. Van der Eb Bruce N. Alpert Agnes Mullady Robert S. Zuccaro	President and Chief Operating Officer Senior Vice President Senior Vice President Senior Vice President Executive Vice President and Chief Financial Officer

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro William S. Selby
Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer – Value Portfolios

Douglas R. Jamieson Robert S. Zuccaro David Goldman Thomas J. Hearity	President, Chief Operating Officer and Managing Director Chief Financial Officer General Counsel, Secretary & Chief Compliance Officer Assistant Secretary
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
Agnes Mullady	President and Chief Operating Officer – Open End Fund Division
Robert S. Zuccaro	Chief Financial Officer
Teton Advisors, Inc. Directors:
Howard F. Ward Nicholas F. Galluccio Vincent J. Amabile John Tesoro	Chairman of the Board Chief Executive Officer and President
Officers:
Howard F. Ward Nicholas F. Galluccio Robert S. Zuccaro David Goldman Tiffany Hayden	See above See above Chief Financial Officer Assistant Secretary Secretary

Gabelli Securities, Inc.
Directors:
Robert W. Blake	President of W. R. Blake & Sons, Inc. 196-20 Northern Boulevard Flushing, NY 11358
Douglas G. DeVivo	DeVivo Asset Management Company LLC P.O. Box 2048 Menlo Park, CA 94027
Douglas R. Jamieson	President
Daniel R. Lee	Managing Partner of Creative Casinos, LLC 10801 W. Charleston Blvd., Suite 420 Las Vegas, NV 89135

Officers:
Douglas R. Jamieson Robert S. Zuccaro Diane M. LaPointe Thomas J. Hearity David M. Goldman Joel Torrance	See above Chief Financial Officer Controller General Counsel and Secretary Assistant Secretary Chief Compliance Officer
G.research, Inc. Directors:
Irene Smolicz	Senior Trader – G.research, Inc.
Daniel M. Miller	Chairman
Officers:
Daniel M. Miller	See above
Cornelius V. McGinity	President
Bruce N. Alpert Diane M. LaPointe Douglas R. Jamieson David M. Goldman Josephine D. LaFauci	Vice President Controller and Financial & Operations Principal Secretary Assistant Secretary Chief Compliance Officer
Gabelli Foundation, Inc. Officers:
Mario J. Gabelli	Chairman, Trustee & Chief Investment Officer
Elisa M. Wilson Marc J. Gabelli Matthew R. Gabelli Michael Gabelli	President Trustee Trustee Trustee
MJG-IV Limited Partnership Officers:
Mario J. Gabelli	General Partner

                               SCHEDULE II
                            INFORMATION WITH RESPECT TO
                 TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
                 SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
                                   SHARES PURCHASED        AVERAGE
                        DATE            SOLD(-)             PRICE(2)

 COMMON STOCK-DIEBOLD,INC.

          GABELLI FOUNDATION, INC.
                       9/30/13            1,600            29.4166
          MARIO J. GABELLI
                      11/12/13           18,000            30.2700
                      11/05/13            2,000            29.2200
                      10/24/13            1,000            29.7000
                      10/23/13            2,400            30.1400
                       9/20/13            1,400            29.8400
          GABELLI SECURITIES, INC.
                      11/07/13              900            29.1600
                      11/05/13            1,200            29.3360
                      10/17/13            1,300            29.0550
                      10/16/13            1,000            29.3754
                      10/16/13            6,200            29.3754
             GABELLI ASSOCIATES LIMITED II E
                      10/17/13              700            29.0550
                      10/16/13            2,200            29.3754
             GABELLI ASSOCIATES LIMITED
                      11/07/13              900            29.1600
                      10/17/13            1,500            29.0550
                      10/16/13            4,800            29.3754
             GABELLI ASSOCIATES FUND II
                      10/17/13            1,000            29.0550
                      10/16/13            3,100            29.3754
             GABELLI ASSOCIATES FUND
                      11/07/13            1,700            29.1600
                      11/05/13              600            29.3360
                      10/17/13            1,500            29.0550
                      10/16/13            6,700            29.3754
          MJG ASSOCIATES, INC.
             GABELLI INTERNATIONAL LIMITED
                      11/12/13            2,000            30.2700
          GAMCO INVESTORS, INC.
                      11/05/13              700            29.3360
                      10/16/13            1,200            29.3754
          GAMCO ASSET MANAGEMENT INC.
                      11/13/13           33,546            30.1836
                      11/13/13              550            30.3100
                      11/13/13              300            30.3304
                      11/13/13           22,000            30.2743
                      11/13/13              400            30.3216
                      11/13/13           19,031            30.3302
                      11/13/13            4,000            30.4619
                      11/13/13            1,000            30.3130
                      11/12/13          157,198            30.3331
                      11/12/13           21,100            30.6800
                      11/12/13            6,000            30.7181
                      11/12/13              200-           29.9300
                      11/12/13           14,000            30.6318
                      11/11/13           12,100            29.6514
                      11/11/13              350-             *DO
                      11/11/13            4,000            29.5609
                      11/08/13              300            29.3500
                      11/06/13              400            29.3300
                      11/06/13              700            29.2600
                      11/06/13            1,000            29.2699
                      11/06/13              200            29.2881
                      11/06/13            1,000            29.2799
                      11/05/13            1,000            29.4800
                      11/04/13            3,000            29.7118
                      11/04/13              800            29.6800
                      11/04/13            1,000            29.6600
                      11/01/13              400            29.6500
                      11/01/13            4,500            29.6689
                      11/01/13            1,600            29.6499
                      11/01/13            1,400            29.8771
                      10/31/13              400-           30.0500
                      10/31/13            4,000            30.1195
                      10/31/13              800-             *DO
                      10/30/13            1,400            30.1193
                      10/30/13            4,400            30.1291
                      10/30/13            3,800            30.1400
                      10/30/13            5,084            30.6455
                      10/30/13            1,000            30.5446
                      10/30/13            1,500            30.2199
                      10/29/13            2,000-           29.7520
                      10/28/13            1,600-           29.7653
                      10/28/13            1,000-           29.6410
                      10/25/13            4,200            29.7212
                      10/25/13            7,000            29.7600
                      10/25/13            1,000            29.6000
                      10/24/13            1,000            29.7140
                      10/24/13            1,000-           29.7005
                      10/24/13              500            29.7158
                      10/24/13            1,000            29.6999
                      10/24/13              700            29.7345
                      10/24/13            2,600            29.7879
                      10/24/13            2,600-           29.7360
                      10/24/13            1,000-           29.7000
                      10/24/13              400            29.8080
                      10/24/13            5,000            29.7712
                      10/24/13            2,600            29.7360
                      10/24/13            1,000            29.7000
                      10/23/13              500            29.9220
                      10/23/13            1,000            29.9124
                      10/23/13            4,000            29.9294
                      10/23/13           44,500            30.0281
                      10/23/13            1,400            29.9057
                      10/23/13              300            29.9100
                      10/22/13            4,000            29.8808
                      10/21/13              200-           29.7101
                      10/21/13            1,000            29.6940
                      10/21/13            2,000            29.6698
                      10/18/13            1,400-           29.2504
                      10/18/13              700            28.9486
                      10/18/13            2,916            28.8800
                      10/17/13            1,000            29.1800
                      10/17/13            1,000            29.0195
                      10/17/13           11,900            29.0145
                      10/17/13            8,000            29.1186
                      10/17/13            4,000            28.9598
                      10/17/13            1,000            29.1799
                      10/17/13              500            29.1000
                      10/16/13            4,100            29.2077
                      10/16/13              900            29.1700
                      10/16/13            2,000            29.2500
                      10/15/13            7,100            29.8704
                      10/15/13            1,100            29.5897
                      10/15/13            4,900            29.5357
                      10/15/13            4,000            29.6600
                      10/14/13              300            30.0499
                      10/14/13            2,200            30.0101
                      10/11/13            5,000            30.0000
                      10/11/13              500            29.9700
                      10/11/13              600            29.9983
                      10/11/13            7,400            29.9968
                      10/11/13            1,500            29.9833
                      10/11/13              600            29.9600
                      10/11/13            6,000            29.9065
                      10/11/13            5,500            29.8544
                      10/11/13            4,000            29.7678
                      10/11/13           10,000            29.7502
                      10/11/13           24,000            29.6739
                      10/10/13              250-             *DO
                      10/10/13            5,700            29.5302
                      10/09/13            3,000            29.1500
                      10/09/13            1,000            29.1200
                      10/09/13              400            29.0100
                      10/09/13            5,000            29.1683
                      10/09/13              800            29.0300
                      10/08/13           14,800            29.3196
                      10/08/13            5,000-           29.3341
                      10/08/13            9,800            29.3260
                      10/07/13              500            29.3222
                      10/07/13            4,700            29.3372
                      10/04/13            1,000            29.4000
                      10/04/13            6,600            29.3237
                      10/04/13            1,400            29.2230
                      10/03/13            6,000            29.3183
                      10/03/13            3,000            29.4105
                      10/02/13              100            29.4950
                      10/01/13            3,000            29.7700
                      10/01/13            2,900            29.7027
                       9/30/13            2,500            29.3777
                       9/30/13           10,000            29.4105
                       9/30/13            2,500            29.4500
                       9/30/13              600            29.3480
                       9/30/13              300-           29.4009
                       9/30/13              200            29.3900
                       9/30/13              500            29.2900
                       9/27/13              250-             *DO
                       9/27/13              300            29.5500
                       9/27/13              500-           29.5509
                       9/27/13            1,000            29.5840
                       9/27/13              400            29.5900
                       9/26/13              600-             *DO
                       9/26/13              400            29.6593
                       9/26/13            1,600            29.6619
                       9/25/13              800            29.4200
                       9/25/13              800            29.4800
                       9/24/13            2,000            29.5695
                       9/24/13            1,200            29.4902
                       9/24/13            2,000            29.6100
                       9/24/13            2,000            29.4500
                       9/24/13              700-           29.3614
                       9/23/13            5,200            29.3786
                       9/23/13              500            29.4400
                       9/20/13            2,000            29.7800
                       9/20/13              600            29.8500
                       9/20/13                2-           28.6950
                       9/19/13            3,900            29.9449
                       9/19/13            1,400            29.9399
                       9/19/13            3,000            29.8675
                       9/18/13              400            29.7500
                       9/18/13            4,500            30.0638
                       9/18/13            2,000            29.9735
                       9/17/13              500            29.8400
                       9/17/13              200            29.7500
                       9/16/13            2,000            29.8950
          GGCP, INC.
                      11/05/13            8,000            29.2200
                      10/15/13            6,000            29.5800
                      10/03/13            4,000            29.2200
          GABELLI FUNDS, LLC.
             GAMCO STRATEGIC VALUE
                      10/09/13            1,000            29.1810
             GABELLI SMALL CAP GROWTH FUND
                      11/12/13          100,000            30.4726
                      10/15/13           11,900            29.7800
                       9/25/13            8,000-           29.4530
                       9/23/13            4,000-           29.4432
                       9/17/13            4,000-           29.8766
             GABELLI EQUITY TRUST
                      10/30/13            2,900-           31.8055
             GABELLI DIVIDEND & INCOME TRUST
                      10/18/13            5,000            29.0400
             GABELLI ASSET FUND
                      10/30/13           12,700            30.6455
                      10/18/13            7,300            28.8800
                      10/10/13            1,800            29.4000
                       9/23/13            4,800            29.4800
             GAMCO MERGER ARBITRAGE
                      11/07/13            1,500            29.1600
                      10/16/13            1,800            29.3754
             GABELLI ABC FUND
                      11/06/13            7,000            29.1800
                      11/01/13            3,000            29.6600
                      10/30/13            8,000            30.6455
             GABELLI GLOBAL UTILITY & INCOME TRUST
                      10/25/13            3,000            29.7713
                      10/17/13            1,000            28.9200
                      10/10/13            1,000            29.4000

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
    ON THE NYSE.

(2) PRICE EXCLUDES COMMISSION.

(*) RESULTS IN CHANGE OF DISPOSITIVE POWER AND BENEFICIAL OWNERSHIP.